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14046176

Ma 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Primerica Parkway
(No. and Street)

Duluth	GA	30099
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Grubenhoff (470) 564-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E., Suite 2000	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD 3/20/14

OATH OR AFFIRMATION

I, Sharon Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Treasurer

Title

Notary Public

OFFICIAL SEAL
JUDY TROLLINGER
Notary Public, Georgia
GWINNETT COUNTY
My Commission Expires
August 8, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Financial Statements and Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying financial statements of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of earnings, stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of PFS Investments Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Atlanta, Georgia
February 27, 2014

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 33,519,741
Restricted cash	217,371
Securities owned, at fair value (cost $13,025,208 in 2013)	12,990,914
Distribution costs receivable	3,842,370
Due from mutual funds	11,021,746
Accounts receivable from representatives	1,699,457
Receivables from affiliates	242,959
Contract buyout, net of accumulated amortization of $15,701,329	4,948,972
Accrued interest income	95,735
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,289,832	63,201
Tax indemnification asset	2,346,270
Deferred tax asset	9,960,929
Other assets	944,366
Total assets	81,894,031
Liabilities and Stockholder's Equity	
Liabilities:	
Unpresented checks	3,075,554
Commissions payable to representatives	8,059,993
Payables to affiliates	5,938,917
Income taxes payable	5,745,831
Accounts payable and accrued expenses	23,393,303
Other liabilities	126,862
Commitments and contingent liabilities	
Total liabilities	46,340,460
Stockholder's equity:	
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares	2,550
Additional paid-in capital	35,551,021
Retained earnings	—
Total stockholder's equity	35,553,571
Total liabilities and stockholder's equity	$ 81,894,031

See accompanying notes to financial statements.

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Earnings

Year ended December 31, 2013

Revenue:	
Commissions	$ 133,844,393
Custodial fee income	17,440,440
Distribution and other fee income	20,161,589
Net investment income	32,927
Other income	761,648
Total revenue	172,240,997
Expenses:	
Commissions	97,316,397
Employee compensation and benefits	16,144,422
Amortization of distribution costs receivable	2,213,593
Management fees and allocations	3,439,785
Sales support expense	3,291,912
Field support expense	4,523,198
Occupancy and equipment costs	1,292,549
Communications costs	631,034
Advisor expenses	2,514,842
Legal fees, expenses, and settlements	28,647,681
Other operating expenses	2,674,481
Total expenses	162,689,894
Earnings before income taxes	9,551,103
Income taxes	3,768,833
Net earnings	$ 5,782,270

See accompanying notes to financial statements.

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Stockholder's Equity

Year ended December 31, 2013

	Common stock				Additional paid-in capital		Retained earnings		Total stockholder's equity
	Shares		Amount						
Balance, December 31, 2012	25,500	$	2,550	$	43,751,348	$	6,882,445	$	50,636,343
Net earnings	—		—		—		5,782,270		5,782,270
Return of capital	—		—		(9,335,285)		—		(9,335,285)
Dividends	—		—		—		(12,664,715)		(12,664,715)
Allocation of share-based compensation	—		—		852,282		—		852,282
Excess tax benefit on share-based compensation	—		—		282,676		—		282,676
Balance, December 31, 2013	25,500	$	2,550	$	35,551,021	$	—	$	35,553,571

See accompanying notes to financial statements.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Cash Flows

Year ended December 31, 2013

Cash flows from operating activities:	
Net earnings	$ 5,782,270
Adjustments to reconcile net earnings to net cash provided by operating activities:	
Depreciation and amortization expense	3,231,712
Realized (gains) losses, net	(7,581)
Change in unrealized holding gains/losses	44,733
Deferred income taxes	(7,419,171)
Change in other income taxes	2,433,183
Share-based compensation	852,282
Increase in restricted cash	51,828
Trading securities sold, matured, or called (acquired), net	(5,266,539)
Change in distribution costs receivable	778,987
Change in due from mutual funds	2,737,367
Change in receivables from and payables to representatives, net	(51,539)
Change in due to/from affiliates, net	2,923,671
Change in accrued interest income	(89,580)
Change in accounts payable and accrued expenses	14,408,298
Change in other operating assets and liabilities, net	928,715
Net cash provided by operating activities	21,338,636
Cash flows from investing activity:	
Payments for furniture, equipment and leasehold improvements, net	(78,073)
Net cash used in investing activity	(78,073)
Cash flows from financing activity:	
Dividends	(12,664,715)
Return of capital to Parent	(9,335,285)
Excess tax benefit on share-based compensation	282,676
Net cash used in financing activity	(21,717,324)
Net decrease in cash and cash equivalents	(456,761)
Cash and cash equivalents, beginning of year	33,976,502
Cash and cash equivalents, end of year	$ 33,519,741
Supplemental disclosure of cash flow information:	
Cash paid for income taxes	$ 2,382,390

See accompanying notes to financial statements.

(1) Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

Since April 1, 2010, PFS Investments Inc. (the "Company") has been a wholly owned subsidiary of Primerica Finance Corporation, which is a wholly owned subsidiary of Primerica Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company's approximately 16,500 registered representatives primarily distribute mutual funds from five asset management firms. In these relationships, the Company receives dealer reallowances and 12b-1 trailer fees and, in turn, pays commissions to its representatives (i.e. agents).

In 2011, the Company became a registered investment adviser in the United States and introduced a managed accounts program consisting of five portfolio models. The Company has a contractual arrangement with a third-party registered investment adviser to handle certain functions, including fund selections and modeling. Primerica Shareholder Services ("PSS"), an affiliated registered transfer agent, serves as the transfer agent for the program. The Company earns advisory and custodial fees under the managed accounts program and, in turn, pays a portion of the advisory fees to its investment adviser representatives.

The Company has been approved by the Internal Revenue Service ("IRS") under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds. The Company receives annual custodial fees in this capacity.

The Company consists entirely of one operating segment that serves consumers in the United States.

Basis of Presentation

We prepare our financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements. Current market conditions increase the risk and complexity of the judgments in these estimates. The most significant item that involves a greater degree of accounting estimates subject to change in the future is the valuation of securities owned.

Securities Owned

Securities owned are classified as trading securities and primarily consist of fixed-maturity and asset-backed securities, which are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurs.

Purchases and sales of securities are recorded on a trade-date basis. We use the specific-identification method to determine realized gains or losses from securities sales and report the realized gains or losses in net investment income in the accompanying statement of earnings.

Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2013 include commercial paper and U.S. Treasury bills totaling approximately $30.1 million.

Accounts Receivable from Representatives

The Company advances commissions to individual agents on certain sales. Such advances are reduced as the related commissions are earned. Accounts receivable from representatives represent amounts due from agents for the advances, as well as licensing and commission reversals. Losses from such receivables are indemnified by other agents.

Contract Buyout

In July 1995, the Company paid a lump-sum contract termination fee to Management Financial Services, Inc. The amortization of this contract buyout is calculated on a straight-line basis over 24 years and 4 months, which represents the life of the associated noncompete agreement. No events have occurred during 2013, and no factors exist as of December 31, 2013 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

Depreciation

Depreciation of furniture and equipment is provided for over the estimated useful lives of the respective assets using the straight-line method. The cost of leasehold improvements is amortized on a straight-line basis over the lesser of the estimated useful life or the life of the lease. Maintenance and repairs, which do not significantly extend the useful life of the related asset, are expensed as incurred.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company's income is included in the consolidated income tax returns of its Parent. The Parent allocates tax expense to the Company based upon separate return calculations with credit for net losses utilized. The Company is also included in certain combined and or unitary state income tax returns filed by its Parent.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued investment income, commissions payable to representatives, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. Securities owned represent various investments in corporate fixed-maturity and asset-backed securities, which are carried at fair value.

Distribution Costs Receivable

Distribution costs receivable represent commissions paid to agents for sales of certain Class B mutual fund shares. Distribution costs receivable are recovered over 96 months through various fees charged to the mutual fund shareholders. These costs are amortized over the same period as recovered. No events have occurred during 2013, and no factors exist as of December 31, 2013 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

Commissions

The Company receives commission income from various fund companies for the mutual funds sold by its registered representatives. These fund companies collect a commission from customer accounts at the time of the customers' purchase of the mutual fund, and then remit the commissions to the Company.

The Company, in turn, pays commissions to its agents for their sales of mutual funds. Commission income and expense are recorded on a trade-date basis as securities transactions occur.

Custodial Fee Income

The Company receives annual custodial fee income for services rendered in its capacity to act as nominee custodian on customer Individual Retirement Accounts ("IRAs") for certain asset management firms. We recognize these fees as income during the period in which they are earned.

Distribution and Other Fee Income

Pursuant to agreements with certain fund companies, the Company receives, as consideration for its retail distribution channel and mutual fund sales infrastructure, a mutual fund support fee based on one or more of the following: a percentage of fund sales, a percentage of the value of our clients' assets in the funds, or an agreed upon fixed amount. The Company also earns marketing and distribution fees, or 12b-1 fees, on mutual fund products sold based on asset values in our client accounts.

Share-based Compensation

The Company provides share-based compensation to certain of its employees under the Parent's Omnibus Incentive Plan ("OIP"). The OIP provides for the issuance of Parent equity awards, including stock options, stock appreciation rights, restricted stock, deferred stock, restricted stock units ("RSUs"), unrestricted stock, and cash-based awards. Parent equity awards granted to the Company's employees consist of restricted stock and RSUs with the per-unit value determined using the fair market value of the Parent's common stock on the date of the grant.

New Accounting Pronouncements

During 2013, various accounting standard setting bodies, including the FASB, have been actively issuing updated and new guidance. Recent accounting guidance was not applicable, was immaterial to the Company's financial statements, or did not have a material impact on our business.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2013 were as follows:

	Fair value	Carrying amount
Corporate fixed-maturity securities	$ 12,434,310	$ 12,434,310
Asset-backed securities	556,604	556,604
Total securities owned	$ 12,990,914	$ 12,990,914

Net investment income for the year ended December 31, 2013 was as follows:

Interest and dividends on investment securities	$ 97,646
Interest earned on cash and cash equivalents	6,123
Realized gains, net	7,581
Change in unrealized holding gains/losses	(44,733)
Gross investment income	66,617
Investment expenses	(33,690)
Net investment income	$ 32,927

All of our asset-backed securities represent variable interests in variable interest entities (VIEs). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three categories:

- Level 1 – Quoted prices for identical instruments in active markets. Level 1 primarily consists of financial instruments whose value is based on quoted market prices in active markets.

- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate, credit spread, and foreign exchange rates. All significant inputs are observable, or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Level 3 consists of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information.

As of the reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In assessing fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the quarter and at quarter-end including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2013 were classified as Level 2. There were no transfers between Levels 1, 2 or 3 during 2013.

(3) Income Taxes

Income tax expense (benefit) for the year ended December 31, 2013 consists of:

	Current	Deferred	Total
Federal	$ 10,981,090	$ (7,377,984)	$ 3,603,106
State	206,914	(41,187)	165,727
Total	$ 11,188,004	$ (7,419,171)	$ 3,768,833

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax asset at December 31, 2013 are presented below:

Deferred tax assets:		
State income taxes	$	1,790,605
Accrued expenses		10,595,123
Other		669,592
Total deferred tax assets		13,055,320
Deferred tax liabilities:		
Distribution costs		(1,352,444)
Intangible assets		(1,741,947)
Total deferred tax liabilities		(3,094,391)
Net deferred tax asset	$	9,960,929

There was no deferred tax asset valuation allowance at December 31, 2013. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Total income tax expense is different from the amount determined by multiplying earnings before income taxes by the statutory federal tax rate of 35%. The reason for such difference in 2013 is as follows:

Computed "expected" tax expense	$	3,342,886	$	35.00%
Tax effect of permanent differences		336,264		3.52
Other		89,683		0.94
Total income tax expense	$	3,768,833	$	39.46%

The following is a rollforward of the Company's unrecognized tax benefits:

Balance, January 1, 2013	$	6,694,378
Increase in unrecognized tax benefit – prior period		117,706
Increase in unrecognized tax benefit – current period		587,029
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations		(1,293,629)
Balance, December 31, 2013	$	6,105,484

The total amount of unrecognized tax benefits at December 31, 2013 that, if recognized, would affect the Company's effective tax rate was approximately $3.3 million.

The Company recognizes interest expense related to unrecognized tax benefits in tax expense net of federal income tax. The total amounts of accrued interest and penalties in the Company's statement of financial

condition as of December 31, 2013 were approximately $1.4 million. During 2013, the Company recognized a benefit of approximately $231,600 in connection with interest related to unrecognized tax benefits in the statement of earnings. The Company has no penalties included in calculating its provision for income taxes.

The Company is a party to a tax separation agreement that includes a tax indemnification agreement, which was negotiated and executed as part of the separation from Citigroup, Inc. (together with its affiliates, "Citigroup"). The indemnification requires Citigroup to cover income tax liabilities and associated interest incurred by the Company for any consolidated, combined, or unitary returns for periods that end on or prior to the separation. As of December 31, 2013, the Company has a Citigroup tax indemnification asset of approximately $2.3 million. Any consolidated, combined, or unitary tax liabilities not covered by the tax indemnification agreement are payable to the Parent. As of December 31, 2013, income taxes of approximately $1.5 million are payable to the Parent.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the IRS for the years 2009 and thereafter for federal income tax purposes.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2013, the Company had net capital of approximately $4.2 million, which was approximately $1.2 million in excess of its required net capital of approximately $3.0 million. The Company's aggregate indebtedness to net capital ratio was 10.83-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2013, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

Effective July 1995, the Company terminated its agreement with Management Financial Services, Inc., owned by a former Company officer, by paying a lump-sum of approximately $20.7 million. Prior to July 1995, the Company was obligated to pay an amount equal to 5.25% of commissions received by the Company. Provisions of the buyout provide for a noncompete agreement to continue through July 2019. During 2013, amortization expense was approximately $848,400 and is included in other operating expenses in the accompanying statement of earnings. Amortization expense for each of the five succeeding fiscal years will be approximately $848,400.

The Company purchases computer services, programming services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company ("PLIC"). During 2013, the Company incurred a total of approximately $18.4 million for such services, which is included in expenses in the accompanying statement of earnings. The Company also has an arrangement in which PLIC pays operating and payroll expenses on behalf of the Company. As of December 31, 2013, the Company recorded a liability of approximately $2.6 million for the amount owed to PLIC for these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc. ("PFS"), an affiliate, for commission income and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. The Company also makes income tax installment payments on behalf of PFS. The Company receives a management fee to offset the general and administrative costs incurred as part of this arrangement, which was approximately $1.8 million for the year ended December 31, 2013 and is reflected as a reduction to expenses in the accompanying statement of earnings. As of December 31, 2013, the Company recorded a liability of approximately $3.3 million for the net amount owed to PFS under these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company also receives a management fee to offset the cost of shared general and administrative expenses incurred on behalf of PSS. During 2013, the Company earned approximately $5.2 million for such services performed on behalf of PSS which is reflected as a reduction to expenses in the accompanying statement of earnings. As of December 31, 2013, the Company recorded a receivable of $220,368 for net amounts due from PSS, which is included in receivables from affiliates in the accompanying statement of financial condition.

The Company paid dividends and returns of capital of $22.0 million to the Parent during 2013, consisting entirely of cash.

(7) Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

Beginning in late 2011, numerous FINRA arbitration claims were filed, along with lawsuits in Florida state courts, against the Company and certain of its registered representatives seeking damages arising from the allegation that the representatives improperly recommended that the claimants transfer their retirement benefits from the Florida Retirement System's defined benefit plan to its defined contribution plan. The claims have been brought by a law firm in Miami, Florida that engaged in efforts to solicit public employees to bring these claims against us. The Company has defended this matter vigorously. Courts have dismissed a substantial number of the lawsuits on statute of limitations grounds, and the FINRA arbitration panels have either dismissed the claims in their entirety or awarded less than the damages sought. None of the individual awards have been material to the Company. The time and expense necessary to defend the cases have been substantial, however, and the Company and counsel for the public employees entered into settlement discussions beginning in December 2013.

On January 16, 2014, the Company entered into a memorandum of understanding to resolve this pending litigation. In connection with the potential settlement for up to 238 claimants with filed and unfiled claims, the Company has established a contingent liability of $9.3 million for the fair value of estimated benefits to be paid to the settling claimants through deferred payments that would begin in 2024. The Company has recorded an additional contingent liability of $6.4 million for related costs, including awards relating to prior arbitrations, other potential settlements, and the payment of claimants' attorneys' fees and expenses. These contingent liabilities have been recorded in accounts payable and accrued expenses within the accompanying statement of financial condition at December 31, 2013. Claimants who lost their cases against PFS Investments in final arbitration hearings will not receive any monies. The potential settlement is contingent on acceptance by a minimum number of the claimants and there can be no assurance that such acceptance will be obtained or that the settlement will be completed. The parties have agreed to stay pending arbitrations and other proceedings through April 2014 as the parties attempt to finalize the potential settlement.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer funds that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer funds up to 96 hours and places an amount equal to 106% of the amount of the customers' funds held into a separate bank account for the exclusive benefit of customers. At December 31, 2013, the total amount of cash held in this separate account is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's financial statements.

The Company has significant fee arrangements with two fund companies that accounted for approximately $61.4 million and $42.2 million, respectively, of the Company's total revenue for the year ended December 31, 2013.

(10) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate and, therefore, are not included in the accompanying financial statements of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying financial statements. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise. The Company nets amortization of distribution costs against distribution fee income for purposes of reporting on Form X-17A-5. The distribution fee income is shown gross of the amortization expense in the accompanying statement of earnings. This treatment has no effect on net capital or net earnings.

	Form X-17A-5 Part II	Variable annuity adjustments	Amortization of distribution costs receivable	Accompanying financial statements
Total ownership equity (including adjustments)	$ 565,954,812	$ (530,401,241)	$ —	$ 35,553,571
Nonallowable assets	(557,440,667)	527,483,357	—	(29,957,310)
Haircuts on securities	(1,368,990)	(37,228)	—	(1,406,218)
Net capital	$ 7,145,155	$ (2,955,112)	$ —	$ 4,190,043
Total revenue	$ 278,194,719	$ (108,167,315)	$ 2,213,593	$ 172,240,997
Total expenses, including taxes	(228,140,330)	63,895,196	(2,213,593)	(166,458,727)
Net earnings	$ 50,054,389	$ (44,272,119)	$ —	$ 5,782,270

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the financial statements of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 27, 2014

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	PFS Investments Inc.	**as of**	December 31, 2013

Computation of Net Capital

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			35,553,571	**3480**
2. Deduct: Ownership equity not allowable for net capital				**3490**
3. Total ownership equity qualified for net capital			35,553,571	**3500**
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				**3520**
B. Other (deductions) or allowable credits (list)				**3525**
5. Total capital and allowable subordinated liabilities			35,553,571	**3530**
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	29,957,304	**3540**		
B. Aged fail-to-deliver		**3570**		
C. Aged short security differences		**3580**		
D. Secured demand note deficiency		**3590**		
E. Commodity futures contracts and spot commodities proprietary capital charges		**3600**		
F. Other deductions and/or charges		**3610**		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		**3615**		
H. Total deductions and/or charges			(29,957,304)	**3620**
7. Other additions and/or allowable credits (list)				**3630**
8. Net capital before haircuts on securities positions			5,596,267	**3640**
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments		**3660**		
B. Subordinated securities borrowings		**3670**		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		**3680**		
2. U.S. and Canadian government obligations		**3690**		
3. State and municipal government obligations		**3700**		
4. Corporate obligations	408,050	**3710**		
5. Stocks and warrants		**3720**		
6. Options		**3730**		
7. Arbitrage		**3732**		
8. Other securities	601,412	**3734**		
D. Undue concentration	396,762	**3650**		
E. Other (list)		**3736**	(1,406,224)	**3740**
10. Net Capital			4,190,043	**3750**

(Continued)

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER	PFS Investments Inc.	**as of**	December 31, 2013

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6 2/3% of line 19)			3,024,078	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			250,000	3758
13. Net capital requirement (greater of line 11 or 12)			3,024,078	3760
14. Excess net capital (line 10 less 13)			1,165,965	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			(346,074)	3780

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition			46,340,460	3790
17. Add:				
A. Drafts for immediate credit		3800		
B. Market Value of securities borrowed for which no equivalent value is paid or credited		3810		
C. Other unrecorded amounts (list)		3820		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			979,280	3838
19. Total aggregate indebtedness			45,361,180	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			1,082.59	3850
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)			1,082.59	3853

The above computation of net capital does not differ materially from the computation of net capital under rule 15(c)3-1 as of December 31, 2013 filed by the Company on January 25, 2014 and amended on February 26, 2014 on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

BROKER OR DEALER	PFS Investments Inc.	**as of**	December 31, 2013

Computation for Determination of Reserve Requirements for Broker Dealers Under Rule 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES		
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)		4340
2. Monies borrowed collateralized by securities carried for the accounts of customers (see note B)		4350
3. Monies payable against customers' securities loaned (see Note C)		4360
4. Customers' securities failed to receive (see Note D)		4370
5. Credit balances in firm accounts which are attributable to principal sales to customers.		4380
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390
7. **Market value of short security count differences over 30 calendar days old		4400
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days.		4420
10. Other (List) Customer Fund Liability	979,280	4425
11. TOTAL CREDITS	979,280	4430
RESERVE COMPUTATION		
22. Excess of total credits over total debits (line 11 less line 20)	979,280	4490
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	1,028,244	4500
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	217,371	4510
25. Amount on deposit (or withdrawal) including [4515] value of qualified securities	820,665	4520
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including [4525] value of qualified securities	1,038,036	4530
27. Date of deposit	01.02.14	4540

FREQUENCY OF COMPUTATION

28. Daily ____ [4332] Weekly ____ [4333] Monthly X [4334]

The above computation of net capital does not differ materially from the computation of net capital under rule 15(c)3-1 as of December 31, 2013 filed by the Company on January 25, 2014 and amended on February 26, 2014 on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
PFS Investments Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by PFS Investments Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, which included agreement of the amount to the journal entry and the cash disbursement check or check register, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers including the General Ledger Cube Worksheets, SIPC Assessment Reconciliation and SIPC Assessment Calculation Worksheet, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including the Focus Worksheet and General Ledger Cube Worksheets supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2014

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of PFS Investments Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 27, 2014

PFS INVESTMENTS INC.

(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$ 33,519,741
Restricted cash	217,371
Securities owned, at fair value (cost $13,025,208 in 2013)	12,990,914
Distribution costs receivable	3,842,370
Due from mutual funds	11,021,746
Accounts receivable from representatives	1,699,457
Receivables from affiliates	242,959
Contract buyout, net of accumulated amortization of $15,701,329	4,948,972
Accrued interest income	95,735
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,289,832	63,201
Tax indemnification asset	2,346,270
Deferred tax asset	9,960,929
Other assets	944,366
Total assets	$ 81,894,031

Liabilities and Stockholder's Equity

Liabilities:	
Unpresented checks	$ 3,075,554
Commissions payable to representatives	8,059,993
Payables to affiliates	5,938,917
Income taxes payable	5,745,831
Accounts payable and accrued expenses	23,393,303
Other liabilities	126,862
Commitments and contingent liabilities	
Total liabilities	46,340,460
Stockholder's equity:	
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares	2,550
Additional paid-in capital	35,551,021
Retained earnings	-
Total stockholder's equity	35,553,571
Total liabilities and stockholder's equity	$ 81,894,031

See accompanying notes to statement of financial condition.

(1) Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

Since April 1, 2010, PFS Investments Inc. (the "Company") has been a wholly owned subsidiary of Primerica Finance Corporation, which is a wholly owned subsidiary of Primerica Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company's approximately 16,500 registered representatives primarily distribute mutual funds from five asset management firms. In these relationships, the Company receives dealer reallowances and 12b-1 trailer fees and, in turn, pays commissions to its representatives (i.e. agents).

In 2011, the Company became a registered investment adviser in the United States and introduced a managed accounts program consisting of five portfolio models. The Company has a contractual arrangement with a third-party registered investment adviser to handle certain functions, including fund selections and modeling. Primerica Shareholder Services ("PSS"), an affiliated registered transfer agent, serves as the transfer agent for the program. The Company earns advisory and custodial fees under the managed accounts program and, in turn, pays a portion of the advisory fees to its investment adviser representatives.

The Company has been approved by the Internal Revenue Service ("IRS") under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds. The Company receives annual custodial fees in this capacity.

The Company consists entirely of one operating segment that serves consumers in the United States.

Basis of Presentation

We prepare our financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements. Current market conditions increase the risk and complexity of the judgments in these estimates. The most significant item that involves a greater degree of accounting estimates subject to change in the future is the valuation of securities owned.

Securities Owned

Securities owned are classified as trading securities and primarily consist of fixed-maturity and asset-backed securities, which are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurs.

Purchases and sales of securities are recorded on a trade-date basis. We use the specific-identification method to determine realized gains or losses from securities sales.

Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2013 include commercial paper and U.S. Treasury bills totaling approximately $30.1 million.

Accounts Receivable from Representatives

The Company advances commissions to individual agents on certain sales. Such advances are reduced as the related commissions are earned. Accounts receivable from representatives represent amounts due from agents for the advances, as well as licensing and commission reversals. Losses from such receivables are indemnified by other agents.

Contract Buyout

In July 1995, the Company paid a lump-sum contract termination fee to Management Financial Services, Inc. The amortization of this contract buyout is calculated on a straight-line basis over 24 years and 4 months, which represents the life of the associated noncompete agreement. No events have occurred during 2013, and no factors exist as of December 31, 2013 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued investment income, commissions payable to representatives, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. Securities owned represent various investments in corporate fixed-maturity and asset-backed securities, which are carried at fair value.

Distribution Costs Receivable

Distribution costs receivable represent commissions paid to agents for sales of certain Class B mutual fund shares. Distribution costs receivable are recovered over 96 months through various fees charged to the mutual fund shareholders. These costs are amortized over the same period as recovered. No events have occurred during 2013, and no factors exist as of December 31, 2013 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

New Accounting Pronouncements

During 2013, various accounting standard setting bodies, including the FASB, have been actively issuing updated and new guidance. Recent accounting guidance was not applicable, was immaterial to the Company's financial statements, or did not have a material impact on our business.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2013 were as follows:

	Fair value	Carrying amount
Corporate fixed-maturity securities	$ 12,434,310	$ 12,434,310
Asset-backed securities	556,604	556,604
Total securities owned	$ 12,990,914	$ 12,990,914

All of our asset-backed securities represent variable interests in variable interest entities (VIEs). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three categories:

- Level 1 – Quoted prices for identical instruments in active markets. Level 1 primarily consists of financial instruments whose value is based on quoted market prices in active markets.

- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate, credit spread, and foreign exchange rates. All significant inputs are observable, or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Level 3 consists of financial instruments whose fair value is estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information.

As of the reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments.

The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In assessing fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the quarter and at quarter-end including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2013 were classified as Level 2. There were no transfers between Levels 1, 2 or 3 during 2013.

(3) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax asset at December 31, 2013 are presented below:

Deferred tax assets:		
State income taxes	$	1,790,605
Accrued expenses		10,595,123
Other		669,592
Total deferred tax assets		13,055,320
Deferred tax liabilities:		
Distribution costs		(1,352,444)
Intangible assets		(1,741,947)
Total deferred tax liabilities		(3,094,391)
Net deferred tax asset	$	9,960,929

There was no deferred tax asset valuation allowance at December 31, 2013. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The following is a rollforward of the Company's unrecognized tax benefits:

Balance, January 1, 2013	$	6,694,378
Increase in unrecognized tax benefit – prior period		117,706
Increase in unrecognized tax benefit – current period		587,029
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations		(1,293,629)
Balance, December 31, 2013	$	6,105,484

The total amount of unrecognized tax benefits at December 31, 2013 that, if recognized, would affect the Company's effective tax rate was approximately $3.3 million.

The total amounts of accrued interest and penalties in the Company's statement of financial condition as of December 31, 2013 were approximately $1.4 million.

The Company is a party to a tax separation agreement that includes a tax indemnification agreement, which was negotiated and executed as part of the separation from Citigroup, Inc. (together with its affiliates, "Citigroup"). The indemnification requires Citigroup to cover income tax liabilities and associated interest incurred by the Company for any consolidated, combined, or unitary returns for periods that end on or prior to the separation. As of December 31, 2013, the Company has a Citigroup tax indemnification asset of approximately $2.3 million. Any consolidated, combined, or unitary tax liabilities not covered by the tax indemnification agreement are payable to the Parent. As of December 31, 2013, income taxes of approximately $1.5 million are payable to the Parent.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the IRS for the years 2009 and thereafter for federal income tax purposes.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2013, the Company had net capital of approximately $4.2 million, which was approximately $1.2 million in excess of its required net capital of approximately $3.0 million. The Company's aggregate indebtedness to net capital ratio was 10.83-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2013, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

The Company purchases computer services, programming services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a

management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company ("PLIC"). As of December 31, 2013, the Company recorded a liability of approximately $2.6 million for the amount owed to PLIC for these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc. ("PFS"), an affiliate, for commission income and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. The Company also makes income tax installment payments on behalf of PFS. The Company receives a management fee to offset the general and administrative costs incurred as part of this arrangement. As of December 31, 2013, the Company recorded a liability of approximately $3.3 million for the net amount owed to PFS under these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company also receives a management fee to offset the cost of shared general and administrative expenses incurred on behalf of PSS. As of December 31, 2013, the Company recorded a receivable of $220,368 for net amounts due from PSS, which is included in receivables from affiliates in the accompanying statement of financial condition.

The Company paid dividends and returns of capital of $22.0 million to the Parent during 2013, consisting entirely of cash.

(7) Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

Beginning in late 2011, numerous FINRA arbitration claims were filed, along with lawsuits in Florida state courts, against the Company and certain of its registered representatives seeking damages arising from the allegation that the representatives improperly recommended that the claimants transfer their retirement benefits from the Florida Retirement System's defined benefit plan to its defined contribution plan. The claims have been brought by a law firm in Miami, Florida that engaged in efforts to solicit public employees to bring these claims against us. The Company has defended this matter vigorously. Courts have dismissed a substantial number of the lawsuits on statute of limitations grounds, and the FINRA arbitration panels have either dismissed the claims in their entirety or awarded less than the damages sought. None of the individual awards have been material to the Company. The time and expense necessary to defend the cases have been substantial, however, and the Company and counsel for the public employees entered into settlement discussions beginning in December 2013.

On January 16, 2014, the Company entered into a memorandum of understanding to resolve this pending litigation. In connection with the potential settlement for up to 238 claimants with filed and unfiled claims, the Company has established a contingent liability of $9.3 million for the fair value of estimated benefits to be paid to the settling claimants through deferred payments that would begin in 2024. The Company has recorded an additional contingent liability of $6.4 million for related costs, including awards relating to prior arbitrations, other potential settlements, and the payment of claimants' attorneys' fees and expenses. These contingent liabilities have been recorded in accounts payable and accrued expenses within the accompanying statement of financial condition at December 31, 2013. Claimants who lost their cases against PFS Investments in final arbitration hearings will not receive any monies. The potential settlement is contingent on acceptance by a minimum number of the claimants and there can be no assurance that

such acceptance will be obtained or that the settlement will be completed. The parties have agreed to stay pending arbitrations and other proceedings through April 2014 as the parties attempt to finalize the potential settlement.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer funds that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer funds up to 96 hours and places an amount equal to 106% of the amount of the customers' funds held into a separate bank account for the exclusive benefit of customers. At December 31, 2013, the total amount of cash held in this separate account is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's financial statements.

(10) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate and, therefore, are not included in the accompanying financial statements of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

	Form X-17A-5 Part II	Variable annuity adjustments	Amortization of distribution costs receivable	Accompanying financial statements
Total ownership equity				
(including adjustments)	$ 565,954,812	$ (530,401,241)	$ -	$ 35,553,571
Nonallowable assets	(557,440,667)	527,483,357	-	(29,957,310)
Haircuts on securities	(1,368,990)	(37,228)	-	(1,406,218)
Net capital	$ 7,145,155	$ (2,955,112)	$ -	$ 4,190,043

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
PFS Investments Inc.:

In planning and performing our audit of the financial statements of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Atlanta, Georgia
February 27, 2014